January 27, 2004

Act: 33

Section:

Rule: 144

Public Availability: 1-27-04

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hanover Compressor Company
Incoming Letter dated January 27, 2004

Based on the facts presented in your letter, and contingent upon the approval of the terms of the Settlement by the Federal Court following the hearing, the Division will not recommend enforcement action to the Commission if, in reliance upon your opinion as counsel that exemption from registration under Section 3(a)(10) of the Securities Act of 1933 (the "Securities Act") is available, the Company issues the Hanover Settlement Shares, GKH pays into the Settlement Fund the GKH Settlement Shares, and the Settlement Shares are distributed to certain plaintiffs and plaintiffs' counsel in exchange for bona fide outstanding claims, without registration under the Securities Act.

Recipients of Settlement Shares who are not deemed to be affiliates of the Company may resell such stock for their own accounts without regard to Rule 144. Recipients of Settlement Shares who are deemed to be affiliates may resell such stock pursuant to Rule 144. However, because the Settlement Shares will not be restricted securities, the holding period requirement of Rule 144(d) is inapplicable.

We express no views as to registration under Section 5 of the Securities Act or exemptions from registration in connection with the transactions described in your letter, other than as set forth above.

Because these positions are based on the representations made to the Division in your letters, it should be noted that any different facts or conditions might require different conclusions. Further, our response regarding registration of the Settlement Shares only expresses the Division's position on enforcement action and does not purport to express any legal conclusion on the questions presented.




04006214

Sincerely,

Jeffrey Cohan
Attorney-Advisor

PROCESSED
FEB 03 2004
THOMSON FINANCIAL



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2004

Kathleen M. Russo
Hughes Hubbard & Reed LLP
1775 I Street, NW
Washington, DC 20006-2401

Re: Hanover Compressor Company

Dear Ms. Russo:

In regard to your letter of January 27, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

Hughes Hubbard & Reed LLP

1775 I Street, N.W.
Washington, D.C. 20006-2401
Facsimile: 202-721-4646
E-mail: russo@hugheshubbard.com

Kathleen M. Russo
202-721-4720

January 27, 2004

Office of Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20459
Attention: Mr. David M. Lynn

Re: Hanover Compressor Company

Dear Mr. Lynn:

This firm is counsel to Hanover Compressor Company ("Hanover"), a Delaware corporation with its principal place of business in Houston, Texas. On behalf of Hanover and Hanover stockholders, GKH Investments, L.P. and GKH Partners, L.P. (collectively, "GKH"),[1] we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission ("SEC") advise us that it will not recommend that the SEC take any enforcement action with respect to the following transactions, which are a part of a settlement of certain lawsuits. The lawsuits being settled (the "Settling Actions") and the terms of the settlement (the "Settlement") are described more fully below. The Stipulation and Agreement of Settlement dated October 23, 2003 (the "Stipulation") encompassing the Settlement terms is attached as Appendix 1 hereto. Initially capitalized terms used and not otherwise defined in this letter have the meanings given such terms in the Stipulation. This letter replaces our earlier November 26, 2003 no action request, which is hereby withdrawn.

Specifically, we request that, based upon the facts set forth below, the Staff advise us that it will not recommend that the SEC take any enforcement action with respect to each of the following points:

(i) Hanover may issue, pay to the Settlement Fund and distribute to certain plaintiffs and plaintiffs' counsel, without registration under, and in reliance upon the exemption provided in Section 3(a)(10) of, the Securities Act of 1933, as amended (the "Securities Act"), 2.5 million shares of Hanover common stock, par value $0.001 (the "Hanover Settlement Shares");

[1] Although this firm is counsel to Hanover and not GKH, we have been authorized to submit this no action request on behalf of GKH.

One Battery Park Plaza
New York, NY
10004-1482
212-837-6000

47, Avenue Georges Mandel
75116 Paris, France
(33) (1) 44.05.80.00

350 South Grand Avenue
Los Angeles, CA
90071-3442
213-613-2800

201 South Biscayne Boulevard
Miami, FL
33131-4332
305-358-1666

(ii) GKH may pay into the Settlement Fund and distribute to certain plaintiffs and plaintiffs' counsel 2.5 million shares of Hanover common stock (the "GKH Settlement Shares") without registration under, and in reliance upon the exemption provided in Section 3(a)(10) of, the Securities Act;

(iii) the Hanover Settlement Shares and the GKH Settlement Shares (collectively, the "Settlement Shares") will not be deemed to be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and recipients of Settlement Shares may resell such Shares without regard to Rule 144 unless after the transaction they are, or prior to the transaction they were, "affiliates" (within the meaning of Rule 144(a)(1)) of Hanover, in which case they may resell pursuant to Rule 145(d)[2]; and

(iv) the Settlement Fund may deliver up to 25% of the Settlement Shares to counsel for the plaintiffs in the Settling Actions without registration under, and in reliance on Section 3(a)(10) of, the Securities Act.

BACKGROUND

1. Hanover

Hanover is a global market leader in full service natural gas compression and a leading provider of service, fabrication and equipment for contract natural gas handling applications. Hanover sells and provides this equipment on a rental, contract compression, maintenance and acquisition leaseback basis to natural gas production, processing and transportation companies that seek outsourcing solutions. Founded in 1990 and a public company since 1997, Hanover's customers include premier independent and major producers and distributors throughout the Western Hemisphere. At December 31, 2003, Hanover had outstanding 80,562,094 shares of common stock. Hanover's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "HC". Hanover has advised us that it is current in its SEC filing and reporting obligations.

2. Class Action and Derivative Litigation

During 2002, Hanover restated its financial results for 1999, 2000 and 2001 to reflect, among other things, a reduction in pre-tax income by $3.1 million for 1999, $14.5 million for 2000 and $0.4 million for 2001. The restatements were announced through press releases dated February 26, 2002, August 5, 2002 and October 23, 2002.

[2] The provisions of 17 C.F.R. § 230.144 are referred to as "Rule 144" and the provisions of 17 C.F.R. § 230.145 are referred to as "Rule 145".

Commencing in February 2002, approximately 15 putative securities class action lawsuits were filed against Hanover and certain of its current and former officers and directors in the United States District Court for the Southern District of Texas (the "Federal Court"). These cases (together with subsequently filed actions) were consolidated on March 28, 2002, into *Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust, On Behalf of Itself and All Others Similarly Situated*, Civil Action No. H-02-0410 (the "Consolidated Securities Action") and alleged violations, among other things, of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On January 7, 2003, the Federal Court entered an order appointing Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust and others as lead plaintiffs (the "Lead Plaintiffs") and appointed Milberg, Weiss, Bershad, Hynes & Lerach LLP ("Milberg Weiss") as lead counsel ("Lead Counsel"). On September 5, 2003, the Lead Plaintiffs filed a consolidated amended complaint on behalf of themselves and the class of persons who purchased Hanover securities between May 4, 1999 and December 23, 2002, against Hanover, certain current and former officers and directors of Hanover and PricewaterhouseCoopers LLP ("PwC"), Hanover's auditor. The complaint asserts, among other things, various claims under Sections 10(b) of the Exchange Act, and seeks unspecified amounts of compensatory damages, interest and costs, including legal fees. The plaintiffs allege generally that the defendants violated the federal securities laws by making misstatements and omissions in Hanover's periodic filings with the SEC and in other public statements in connection with the transactions that were restated in 2002.

Although GKH itself was not named as a defendant, a former director of Hanover, who also served as its Executive Vice President and Chief Financial Officer during the time in question, and who was during that same time a managing director of GKH Partners, L.P., the general partner of GKH Investments, L.P., was named as a defendant. The plaintiffs allege that this individual, an affiliate of Hanover during the time that the allegedly wrongful acts occurred, was aware of material, non-public information about Hanover and participated in the issuance by Hanover of false and misleading reports. The plaintiffs allege further that, during the class period, this individual sold shares of Hanover common stock for GKH, which the plaintiffs allege was controlled by him.

Also commencing in February 2002, four derivative lawsuits were filed in the Federal Court, two derivative lawsuits were filed in state district court for Harris County, Texas (one of which was nonsuited and the second of which was removed to the Federal Court), and one derivative lawsuit was filed in the Court of Chancery for the State of Delaware in and for New Castle County (collectively, the "Derivative Actions"). The Derivative Actions, which were filed by certain Hanover shareholders on behalf of Hanover, allege, among other things, that Hanover's directors breached their fiduciary duties to shareholders in connection with certain of the restated transactions and seek unspecified amounts of damages, interest and costs, including legal fees. Although GKH itself was not named as a defendant in these suits, a former Hanover director, who also served as an Executive Vice President and Chief Financial Officer of Hanover during the time in question, and who was also during that time a managing director of GKH Partners, L.P., and another former director (who only recently resigned from the Hanover board), who is the sole shareholder of a company that has an ownership interest in the general partner of GKH Partners, L.P., were named as defendants in these actions. The plaintiffs in the Derivative Actions allege that these individuals, affiliates of Hanover during the time that the allegedly wrongful acts occurred, were aware of material, non-public information about Hanover and participated in the issuance by Hanover of false and misleading reports. The plaintiffs allege further that these individuals sold shares of Hanover common stock for GKH, which the plaintiffs allege was controlled by these individuals. The Derivative Actions filed in the Federal Court were consolidated on August 19 and August 26, 2002 and, on October 2, 2003, the consolidated Derivative Actions were consolidated into the Consolidated Securities Action.

On and after March 26, 2003, three plaintiffs filed separate putative class actions against Hanover and others in the Federal Court. On October 9, 2003, the plaintiffs filed a consolidated amended complaint on behalf of themselves and a class of persons who purchased or held Hanover securities from May 4. 1999 and December 23, 2002 in The Hanover Companies Retirement and Savings Plan (the "Plan"), which was established by Hanover pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended. This purported class action (the "ERISA Action") seeks relief under the Employee Retirement Income Security Act ("ERISA") based upon Hanover's and the individual defendants' alleged mishandling of the Plan. On August 1, 2003, the ERISA Actions were also consolidated into the Consolidated Securities Action.

The Consolidated Securities Action, the Derivative Actions and the ERISA Action are referred to collectively as the "Settling Actions".[3]

3. <u>Proposed Settlement of Litigation</u>

In January 2003, after Milberg Weiss was named Lead Counsel, Hanover commenced settlement discussions relating to the securities claims with Milberg Weiss. At that time Milberg Weiss informed Hanover that GKH and others would be asked to enter into tolling agreements with respect to such claims or would also be sued.[4] Milberg Weiss stated explicitly at that time

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[3] On November 14, 2002, the SEC issued a Formal Order of Investigation relating to the conduct underlying the restated transactions. Hanover cooperated with the SEC in connection with the SEC investigation and, on December 18, 2003, a settlement of the SEC action was announced. The settlement imposes a cease and desist order against Hanover, but does not impose any monetary or other sanctions.

[4] The sole party which declined to enter into the tolling agreement was Hanover's auditor, PricewaterhouseCoopers LLP ("PwC") and, on January 24, 2003, Plumbers & Steamfitters, Local 137 Pension Fund and John Petri filed a putative securities class action against PwC. PwC is not a party to the Stipulation.

that an action would be filed against GKH if it did not enter into a tolling agreement and settle the alleged claims. GKH, also an affiliate of Hanover during the time of the allegedly wrongful acts, acting through its own counsel, determined to enter into the requested tolling agreement. Hanover, GKH and the other defendants believed that they had not engaged in any unlawful conduct and that they had strong defenses to the allegations that had been made. Notwithstanding this, they decided to pursue settlement negotiations.

Hanover and GKH, acting through their respective counsel, subsequently commenced discussions with a view towards assessing whether the interests of each of the parties would be advanced through discussions with Milberg Weiss to settle their respective potential liabilities in the Settling Actions. Hanover and GKH concurred that it was in each of their best interests to coordinate a joint settlement of the claims in the Settling Actions rather than pursue separate negotiations with plaintiffs' counsel, and agreed that Hanover was best positioned to take the lead role in the negotiations while conferring with GKH.

Over the next few months, representatives of Hanover had numerous negotiation sessions with Milberg Weiss and plaintiffs' counsel in the other Settling Actions, GKH, Hanover's insurance carriers and others. During this time, the parties evaluated their respective risks in pursuing litigation as opposed to agreeing to a settlement. These extensive arms' length dealings resulted in an agreement in principle between Hanover and GKH, on the one hand, and the Lead Plaintiffs and certain of the other plaintiffs, on the other hand, to settle the Consolidated Securities Action and certain of the ERISA and Derivative Actions.

On May 12, 2003, Hanover and GKH executed an agreement relating to their mutual understandings, including the releases to be exchanged by them, in connection with the Settlement. On May 13, 2003, Hanover, GKH and other parties, announced that they had entered into a Memorandum of Understanding (the "MOU") to settle, subject to court approval, certain of the Settling Actions (including, except as to PwC, the Consolidated Securities Action). On July 18, 2003, and again on October 13, 2003 the MOU was amended to provide, among other things, for the settlement of the remaining Settling Actions. On October 23, 2003, the parties to the Settling Actions entered into the Stipulation, as contemplated by the MOU, and the Stipulation was filed with the Federal Court on October 24, 2003.

The Stipulation provides for Hanover, GKH and other defendants to settle the Settling Actions and obtain a release of the claims that have been or could be asserted in connection therewith in exchange for the following consideration: (i) Hanover's payment of $30.2 million in cash, of which $26.650 million was funded by payments from Hanover's directors and officers insurance carriers, (ii) Hanover's delivery of the Hanover Settlement Shares, (iii) Hanover's delivery of a note with an initial principal amount of $6.650 million (the "Note")[5], (iv) Hanover's obligation to make an additional $3 million cash payment (the "Contingent Cash Payment") upon the occurrence of the contingency described below, and (v) GKH's delivery of the GKH Settlement Shares. Of the cash portion of the Settlement Fund, $1.775 million will fund payments related to the settlement of the ERISA Action (including $2,500 to the named plaintiff in the *Kirkley v. Hanover* action), $700,000 may be awarded to counsel for plaintiffs' counsel in the Derivative Actions, and the remainder will be payable to the class members in the Consolidated Securities Action. In addition, Hanover is obligated to pay $75,000 to counsel in one of the Derivative Actions as payment for that counsel providing certain shareholder notices. Up to 75,000 shares of the Settlement Shares may be awarded to plaintiffs' counsel in the Derivative Actions and the remaining Settlement Shares will be distributed to the class members (and their counsel) in the Consolidated Securities Action.

Hanover has delivered $29.5 million (the "Initial Cash") to the Settlement Fund, and Milberg Weiss is acting as the Escrow Agent for the Settlement Fund. The additional $700,000 in cash due by Hanover (the "Additional Cash") is required to be delivered to the Settlement Fund within three (3) business days after the Effective Date. Hanover was obligated to make the $75,000 payment to counsel in one of the Derivative Actions within three (3) business days after receipt of preliminary approval by the Federal Court of the Settlement. Preliminary approval was received on December 5, 2003, and Hanover made the $75,000 payment.

The Settlement Shares are to be delivered to the Settlement Fund after the Effective Date.[6] The Settlement Shares will be listed on the NYSE before being delivered to the

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[5] The Note is payable, together with accrued interest, on March 31, 2007, but provides that it is extinguished (with no monies owing under it) if (x) Hanover's common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007, or (y) if there occurs a Change of Control of Hanover at or above a per share value of $12.25. The Note is payable, with accrued interest, 30 days after (but no earlier than the Effective Date, as defined below) a Change of Control of Hanover at a per share value of less than $12.25 per share. The form of the Note is appended as Exhibit B to the Stipulation. As part of the Settlement, Hanover also agreed to implement corporate governance enhancements, a description of which is appended to the Stipulation as Exhibit A.

[6] The Effective Date is defined in the Stipulation, with respect to each Settling Action, as the date of completion of the following: (i) entry of an Order and Final Judgment, which approves in all material respects (x) the dismissal of the claims that have been or could have been asserted in such Settling Action and (y) the releases and bar orders provided for in the Stipulation with respect to such Settling Action and (ii) either (x) expiration of the time to appeal or otherwise seek review of the Order and Final Judgment which approves, in all material respects, the settlement of such Settling Action, without any appeal having been taken or review sought, or (y) if an appeal is taken or review sought, the expiration of five (5) days after an appeal or review shall have been dismissed or finally determined by the highest court before which appeal or review is sought and which affirms the material terms of such appealed settlement and/or an Order and Final Judgment and is not subject to further judicial review; provided, however, that any award of attorneys' fees or costs shall not be considered a material

(Footnote continued on next page)

Settlement Fund. The Note will also be issued and the proceeds thereof distributed only after the Effective Date. The Note will be in the name of and physically delivered only to the Escrow Agent for the Settlement Fund, and will not be divisible, negotiable or transferable. The Contingent Cash Payment will be made to the Settlement Fund within five (5) business days after a Change of Control, but only if either the Change of Control or shareholder approval of the Change of Control occurs prior to the end of the twelve (12) months after the Order and Final Judgment is entered. The Initial Cash and the Contingent Cash Payment, if delivered to the Settlement Fund prior to the Effective Date, less any actual and reasonable costs incurred for notice expenses, will be returned to Hanover if the Stipulation is terminated prior to the Effective Date.

The Stipulation provides that, after the Federal Court enters an order approving fees and expenses of plaintiffs' counsel, such fees and expenses may be paid with the Initial Cash and, after the Effective Date, with the Additional Cash and by distributing to plaintiffs' counsel a portion of the Settlement Shares.[7] Counsel for the settling plaintiffs will apply to the Federal Court for an award of attorneys' fees and reimbursement of costs incurred, and it is not known at this time what that award will be or how much of it will be paid with Settlement Shares. We have been advised by Lead Counsel, however, that no more than twenty-five percent (25%) of the Settlement Shares will be requested by them in their application for fees and expenses of plaintiffs' counsel in the Settling Actions and that the plaintiffs' counsel will not request more than one-third of any cash distributed from the Settlement Fund.

After payment of certain expenses incurred by the Settlement Fund and the fees and expenses awarded to plaintiffs' counsel, the remaining cash in the Settlement Fund and the Settlement Shares will be distributed to the plaintiffs in the Settling Actions following the Effective Date. All distributions from the Settlement Fund will be made in accordance with the Stipulation and plans of allocation approved by the Federal Court, and will be administered by the Claims Administrator, Gilardi & Company, appointed by the Federal Court.

It is not anticipated that any person who receives, as a result of the Settlement, a distribution of securities will be an "affiliate" of Hanover, as that term is defined for purposes of Rule 144(a)(1). The recipients of the Settlement Shares will be the members of the Settling

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provision of the Order and Final Judgment and any appeal of any such award shall not delay the Effective Date and any modification as a result of such appeal shall not be considered a modification of a material term.

7 In the event the Federal Court's award is reversed or modified after any such distribution to plaintiffs' counsel is made, an appropriate refund is required to be made to the Settlement Fund.

Securities Plaintiff Class, which excludes persons who were officers or directors of Hanover during the class period (and their affiliate and members of their immediate families) and persons who are officers or directors of Hanover on the Effective Date (and their affiliates and members of their immediate families), Hanover and the other Settling Securities Defendants (and their affiliates and members of their immediate families), Schlumberger (a large shareholder of Hanover) and its subsidiaries, GKH and its affiliates and subsidiaries, and the Plan. In addition, we do not believe that any person who is an affiliate of Hanover solely because of such person's stockholdings in Hanover is a member of the Settling Securities Plaintiff Class. The two shareholders of Hanover whose shareholdings are large enough to possibly result in them being "affiliates" of Hanover (now or during the class period) have been excluded from the Settling Securities Plaintiff Class. As is set forth in Hanover's 2003 proxy statement, Shapiro Capital Management Company ("Shapiro"), an investment adviser, holds for its clients, in the aggregate 5,056,959 shares, or approximately six percent (6%), of Hanover's outstanding common stock. Hanover has advised us, however, that as far as it is aware, no single Shapiro client has an interest in more than five percent (5%) of Hanover's common stock. In addition, in light of the fact that, after distribution of a portion of the Settlement Shares to plaintiffs' counsel, only 3,750,000 Settlement Shares (approximately five percent (5%) of the issued and outstanding shares of Hanover common stock) will remain for distribution among the members of the Settling Securities Plaintiff Class, no member of the Settling Securities Plaintiff Class will become an "affiliate" of Hanover by virtue of such person's receipt of such Settlement Shares.

DISCUSSION

1. Applicability of Section 3(a)(10) to Proposed Settlement

Section 3(a)(10) provides an exemption from the registration requirements of the Securities Act for "any security which is issued in exchange for one or more bona fide . . . claims or property interests, or partly in such exchange and partly for cash" as long as "the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court".

It is well established that the Section 3(a)(10) exemption is available for securities distributed in connection with settlements of class action litigation, provided that the court approves the fairness of the terms and conditions of the exchange to those who will receive the securities. Division of Corporation Finance: Revised Staff Legal Bulletin No. 3 (CF) (Oct. 20, 1999) (hereinafter, "Revised Staff Bulletin No. 3"); see, e.g., I.I.S. Intelligent Info. Sys. Ltd., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 632 (May 9, 2000); Tele-Communications, Inc., SEC No-Action Letter, 1997 SEC No-Act. LEXIS 912 (Oct. 1, 1997); Sulcus Computer Corp., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 564 (June 19, 1996); The Score Board, Inc., SEC No-Action Letter, 1995 SEC No-Act. LEXIS 797 (Nov. 3, 1995); Western Digital Corp., SEC No-Action Letter, 1994 SEC No-Act. LEXIS 481 (May 5, 1994); Memory Metals, Inc., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 1620 (Dec. 9, 1988); AES Tech. Sys.,

Inc., SEC No-Action Letter, 1984 SEC No-Act. LEXIS 2319 (June 22, 1984); Mattel, Inc., SEC No-Action Letter, 1976 SEC No-Act. LEXIS 300 (Feb. 16, 1976).

In its Revised Staff Bulletin No. 3, the Staff has taken the position that, before approving the transaction:

(1) the court must be advised that the securities will be distributed in reliance upon the Section 3(a)(10) exemption from registration based upon the court's approval of the transaction,

(2) the court must hold a hearing open to everyone to whom the securities will be distributed,

(3) adequate notice must be provided to all persons to whom the securities will be distributed, and

(4) there can be no improper impediments to the appearance by those persons at the hearing.

The Settlement Shares will be exchanged for claims that have been or may be asserted by the plaintiffs in the Settling Actions. The Settlement Shares will be distributed to the plaintiffs entitled to receive them pursuant to the plan of allocation.

In view of the foregoing, we are of the opinion that the requirement in Section 3(a)(10) that, in order for securities to be treated as exempt under Section 3(a)(10), they must be exchanged for bona fide outstanding claims, is met with respect to the Settlement Shares.

In addition, by obtaining Federal Court approval of the Settlement as contemplated by the Stipulation and Order and Final Judgment, and by conducting the notice and hearing process as required therein and by Rules 23 and 23.1 of the Federal Rules of Civil Procedure, the other requirements of Section 3(a)(10) will be met. In particular:

- The Federal Court has been advised that, if it approves the Settlement, based upon that approval, Hanover and GKH intend to rely upon Section 3(a)(10) to deliver to the Settlement Fund and to distribute to the Settling Plaintiffs that portion of the Settlement Fund that constitutes securities, and language to this effect was included in the preliminary orders issued by the Federal Court (the forms of the orders are attached as Exhibits L, M and N to the Stipulation and the issued orders are attached as Appendices 2-A, 2-B and 2-C hereto).

- Notices meeting the requirements of Rules 23 and 23.1 of the Federal Rules of Civil Procedure and Section 3(a)(10) were provided to the plaintiffs in the Settling Actions. The notices describe the nature of the claims, the parties in the litigation and their positions, the terms of the Settlement (including a summary of the monetary and other benefits to be received, that a portion of the consideration to be received will be unregistered securities, and an estimate of attorneys' fees and expenses), the persons entitled to participate in the Settlement and the options open to them, the day and time of the Settlement Hearing, the fact that the Federal Court file is available to them for examination, and the fact that they may ask questions of counsel for the plaintiffs. As is customarily the case with class action settlements, the individual notices contain the detailed information about the Settlement and, among other things, advise plaintiffs of their right to attend the Settlement Hearing and provide the information necessary to exercise that right. The summary notices advise plaintiffs of the proposed settlement generally, including the date of the Settlement Hearing and that their rights will be affected by the decision made by the Federal Court and, among other things, direct how to obtain individual notices, which contain the specific information about the Settlement, including the right to attend the Settlement Hearing and how to exercise that right. The Federal Court's order issued in connection with its December 5, 2003 preliminary hearing required Lead Counsel to cause individual notices to be mailed by first class mail by December 12, 2003, to class members (in connection with the Consolidated Securities Action and the ERISA Action) and Hanover recordholders as of May 12, 2003 (in connection with the Derivative Actions), and nominees were asked to forward the notices to beneficial holders for which they act as nominee. Gilardi & Company, the Federal Court appointed Claims Administrator, has advised us that the individual notices were mailed to recordholders no later than December 12, 2003. The Federal Court's order required summary notices to be published in the Investor's Business Daily, and we received affidavits from the publisher stating that such notices were so published on December 15, 2003. The notification procedures followed in connection with the Settlement were approved by the Federal Court in its preliminary approval of the Settlement and are consistent with the notice requirements of Rules 23 and 23.1 of the Federal Rules of Civil Procedure and Section 3(a)(10). The forms of individual notices for the Settling Actions (which were submitted to the Federal Court and approved in the preliminary orders) are appended as Exhibits C, D and E and the forms of summary (or publication) notices for the Settling Actions (which were also submitted to the Federal Court and approved in its preliminary orders) are appended as Exhibits F, G and H to the Stipulation. Copies of the forms of the actual notices sent and published are attached as Appendices 3-A through 3-F hereto.

- The Federal Court will hold a Settlement Hearing to determine, among other things, whether the Settlement (including the plan of allocation and the award of attorneys' fees and costs) is fair, reasonable and adequate. Pursuant to Rules 23 and 23.1 of the Federal Rules of Civil Procedure and applicable law, in order to approve the Settlement, the Federal Court must find that it is fundamentally fair, adequate and reasonable. Although under Sections 2.12, 3.8 and 4.8 of the Stipulation Hanover may waive the condition that the Federal Court's order approve the Settlement as proposed in the Stipulation, these provisions were included to allow Hanover to agree to modifications to the Settlement. Hanover cannot and will not waive the requirement in the Stipulation that the Federal Court find that the Settlement is fair, reasonable and adequate. These findings are required by Rules 23 and 23.1 of the Federal Rules of Civil Procedure and applicable law, and cannot be waived by any party. In addition, by approving the Settlement, the Federal Court will also approve the issuance without registration of the securities that are included in the Settlement consideration. The forms of Order and Final Judgment for the Settling Actions, which will set forth the Federal Court's approval of the Settlement, are appended as Exhibits I, J and K to the Stipulation, and include findings to this effect, including for the purposes of Section 3(a)(10).

- As was specified in the notices of the Settlement Hearing, all prospective plaintiffs (who do not exclude themselves from the plaintiff class) will be eligible to attend and participate, to the extent allowed by the Federal Court, in the Settlement Hearing.

Accordingly, it is also our opinion that the other requirements of Section 3(a)(10) will be met with respect to the Settlement Shares, which will be issued if the proposed Settlement is approved by the Federal Court.

2. Delivery of Settlement Shares by GKH

The fact that a portion of the Settlement Shares will be contributed to the Settlement Fund by GKH, which is not the original issuer of the GKH Settlement Shares, does not affect the availability of the Section 3(a)(10) exemption for the transaction or the GKH Settlement Shares. Although Section 3(a)(10) uses the term "issued" when referring to securities that may be exempted thereunder, this term has been interpreted liberally, and the Staff has consistently allowed Section 3(a)(10) to apply to securities delivered to settlement funds by non-issuer participants in the settlements. See, e.g., Arrowhead Holding Corp., SEC No-Action Letter, 1989 SEC No-Act. LEXIS 618 (April 28, 1989) (allowing defendant Arrowhead to deliver common stock of Vesper, without registration and in reliance on Section 3(a)(10), in connection with settlement of derivative action on behalf of Vesper challenging acquisition of assets from Arrowhead in exchange for Vesper stock); Endotronics, SEC No-Action Letter, 1988 SEC No-Act. LEXIS 1372 (Oct. 11, 1988) (allowing defendant to deliver stock of Endotronics, another defendant, without registration and in reliance on Section 3(a)(10)); American Agronomics Corp., SEC No-Action Letter, 1975 SEC No-Act. LEXIS 170 (Feb. 2, 1975) (allowing settlement with stock of Agronomics by Agronomics and other defendants, without registration and in reliance on Section 3(a)(10)); Levin-Townsend Computer Corp., SEC No-Action Letter, 1974 SEC No-Act. LEXIS 909 (Dec. 5, 1974) (allowing individual defendant Levin, in connection with settlement, to deliver or to cause Levin Computer Company to deliver stock of Levin Computer Company, not a defendant, without registration and in reliance on Section 3(a)(10)); Rockwood Nat'l Corp., SEC No-Action Letter, 1974 SEC No-Act. LEXIS 1973 (April 10, 1974) (allowing individual defendants to deliver stock of Rockwood National Corporation, company on whose behalf derivative action filed, without registration and in reliance on Section 3(a)(10)); Atlantic Richfield Co., SEC No-Action Letter, 1973 SEC No-Act. LEXIS 3224 (Aug. 2, 1973) (allowing payment to settlement fund, without registration and in reliance on Section 3(a)(10), by defendants Atlantic Richfield Co. and Gulf & Western Industries, Inc. of warrants to purchase stock of Atlantic Richfield Co.).

Nor should it matter that GKH is not already named as a defendant in the Settling Actions. GKH is delivering the GKH Settlement Shares in exchange for bona fide claims asserted against it. The Staff has already acknowledged that GKH is participating in the Settlement in order to settle its own potential liability. Earlier this year, Hanover requested that it not be required to record GKH's payment of the GKH Settlement Shares as a capital contribution of stock by a principal stockholder to pay a Hanover expense under SAB 5-T, and the Staff took a no objection position with respect to this request. Moreover, the plaintiffs have, as a practical matter, asserted claims in the Settling Actions against GKH by naming as defendants a former managing director of GKH Partners, L.P. (which is the general partner of GKH Investments, L.P.), and the sole shareholder of a company that has an ownership interest in GKH Partners, L.P. The plaintiffs allege that these individuals controlled GKH while acting as directors and, in the case of one of these individuals, an officer of Hanover, and that GKH unlawfully benefited when they caused GKH to sell 4.9 million shares of Hanover common stock (for proceeds of approximately $172 million) while they were in the possession of material, non-public information about Hanover. Moreover, the plaintiffs overtly threatened that GKH would be named as a defendant in the Consolidated Securities Action unless GKH executed a tolling agreement and settled the alleged claims against it. That the threat was real was borne out by the fact that PwC, which was similarly threatened by the plaintiffs, refused to execute a tolling agreement and was subsequently sued. After the tolling agreement was executed, GKH agreed to settle the alleged claims. Thus, there is no need for plaintiffs to file an action against GKH, nor is there any reason why GKH should be required to be named as a defendant to avail itself of the benefits of Section 3(a)(10). See Chessie System, Inc. SEC No-Action Letter, 1973 SEC No-Act. LEXIS 844 (Nov. 23, 1973) (allowing issuance of securities by Chessie System, Inc., which was not a defendant, to settle action against affiliates, without registration and in reliance on Section 3(a)(10)); Seeburg Ind., Inc. SEC No-Action Letter, 1973 SEC No-Act. LEXIS 3649 (Jan. 11, 1973) (allowing issuance of securities by Seeburg Industries, Inc., which was not a defendant, to settle action against affiliates, without registration and in reliance on Section 3(a)(10)).

Courts favor compromises or settlements of disputes, and requiring the filing of a claim against a party that has already agreed to compromise the dispute would contradict this policy. Such a filing is unnecessary. Interpreting Section 3(a)(10) in a manner that requires the filing of an unnecessary action, would contradict the public policy favoring settlements. Such an interpretation of the statute would result in the filing of unnecessary pleadings solely to name defendants who have already agreed to settle claims asserted against them.

Many years ago, the SEC's General Counsel expressed the view that the justification for the Section 3(a)(10) exemption is that the examination and approval of the fairness of the settlement by the court (or other governing body) serves as a substitute for the investor protections that would otherwise be afforded by registration. See Securities Act Release No. 312, 11 FR 10953 (March 15, 1935). In view of this, there does not appear to be any reason why, at least under these circumstances, the delivery of the GKH Settlement Shares should be distinguished, for purposes of determining the applicability of Section 3(a)(10), from the Hanover Settlement Shares. The protections afforded by the fairness determination and other procedures upon which the availability of the Section 3(a)(10) exemption rests will be provided regardless of whether the security received is a GKH Settlement Share or a Hanover Settlement Share. In either case, it will be a share of Hanover common stock. Hanover is a party to the Settlement, and the Federal Court will be able readily to obtain information about Hanover from Hanover and from Hanover's publicly available filings. In addition, Hanover's publicly available filings, as well as a significant amount of other discovery information, were made available to the plaintiffs for their review prior to the execution of the Stipulation. The Federal Court will pass upon the fairness of the overall Settlement, without drawing any distinction between the Hanover Settlement Shares and the GKH Settlement Shares. The terms, conditions and value of an individual Settlement Share will not vary depending upon whether it was issued by Hanover or paid by GKH, and recipients will not be able to identify whether they receive a Hanover Settlement Share or a GKH Settlement Share.[8] The GKH Settlement Shares will be indistinguishable from the Hanover Settlement Shares for all purposes in connection with the settlement.

It would be anomalous to require that the GKH Settlement Shares be registered and that a prospectus be delivered with respect to the GKH Settlement Shares but not the Hanover Settlement Shares. To do so would be potentially confusing to the class members, entail unnecessary expense and be burdensome for Hanover, and contradict the public policy favoring settlements.

3. Settlement Shares Delivered to Counsel

The use of a portion of the securities issued to settle a litigation to pay counsel fees and expenses has become routine, and the Staff has in many cases permitted securities distributed to plaintiffs' counsel in litigation settlements to be treated as exempt from registration pursuant to Section 3(a)(10) and as unrestricted securities upon distribution. See, e.g., I.I.S. Intelligent Info. Sys. Ltd.; Tele-Communications, Inc.; The Score Board Inc.; Western Digital Corp.; AES Tech.

[8] Before distribution to plaintiffs and counsel. Hanover's transfer agent will exchange the certificates held by the Settlement Fund for new certificates in the name of the recipients identified by the Claims Administrator.

Sys., Inc.; Gen. Pub. Utils. Corp., SEC No-Action Letter, 1983 SEC No-Act. LEXIS 2640 (June 29, 1983); Mattel, Inc..

In the past, the Staff has taken the position that stock distributed to counsel is not "restricted" as long as counsel receives no more than one-third of the shares contributed to the settlement. In this case, the portion of the Settlement Shares to be requested by counsel will be no more than twenty-five percent (25%). And, plaintiffs' counsel will not receive more than one-third of any other Settlement consideration. Thus, securities distributed to counsel will be within the parameters of what the Staff has been willing to treat as unrestricted. Accordingly, distributions of to counsel who receive Settlement Shares in connection with the Settlement should be exempt under Section 3(a)(10) and, upon distribution to counsel, should not be treated as "restricted" securities for purposes of Rule 144.

4. Interim Delivery of Settlement Shares to the Settlement Fund

The fact that the Settlement Shares will be delivered initially to the Settlement Fund and then distributed by the Claims Administrator to the recipients entitled thereto should not affect the availability of the Section 3(a)(10) exemption for the transaction as a whole. The delivery to the Settlement Fund is merely an interim step in a single transaction which, upon completion, will meet the requirements of Section 3(a)(10). Significantly, none of the Settlement Shares will be delivered to the Settlement Fund or distributed to plaintiffs' counsel or the plaintiffs until after all of the requirements of Section 3(a)(10) have been met. The plaintiffs will not receive any of the Settlement Shares until after receiving adequate notice, there has been a hearing at which they were permitted to attend and participate, and Federal Court approval of the terms and conditions of the settlement as fair, reasonable and adequate (including for purposes of Section 3(a)(10)) has been issued.

Regardless of whether the Settlement Shares are issued directly to the plaintiffs and counsel or held by the Settlement Fund for some period of time before distribution, the plaintiffs are afforded the same protections required by Section 3(a)(10). The issuance as an interim measure to the Settlement Fund should not dictate against the availability of the exemption when the protections intended to be provided are, in fact, provided to the recipients of the securities. The use in Section 3(a)(10) of the term "issued" when referring to securities that may be exempted thereunder, should not be, and has not been, read so narrowly as to exclude distributions of securities by non-issuer participants (such as escrow and similar agents holding settlement funds) in a settlement transaction. The Staff has recognized this, and has allowed the Section 3(a)(10) exemption to apply regardless of the fact that the securities are first delivered to an escrow or similar account and subsequently distributed to the ultimate recipients. See Sulcus Computer Corp.,; The Score Board, Inc.; Applied Magnetics Corp., SEC No-Action Letter, 1995 SEC No-Act. LEXIS 523 (May 30, 1995); Endotronics; Memory Metals, Inc.; Mattel, Inc.; Rockwood Nat'l Corp.

5. Transferability of Settlement Shares

In Revised Staff Bulletin No. 3, the Staff sets forth its position that securities exempt from registration pursuant to Section 3(a)(10) may be resold in accordance with Rule 145(c) and (d) under the Securities Act. Applying Rule 145(c) and (d) to a Section 3(a)(10) transaction, the Staff's position allows transferees to resell securities received in such a transaction as follows:

- Transferees which are not "affiliates" of the issuer (within the meaning of Rule 144(a)(1)) before *or* after the transaction may resell without regard to Rules 144 or 145(c) or (d).

- Transferees which are "affiliates" of the issuer (within the meaning of Rule 144(a)(1)) before *but* not after the transaction may resell in compliance with Rule 145(d)(1), (2) or (3).

- Transferees which are "affiliates" of the issuer (within the meaning of Rule 144(a)(1)) *after* the transaction may resell in compliance with Rule 145(d)(1).

In light of the foregoing, it is our opinion that regardless of whether the recipient of Settlement Shares (including counsel) is an "affiliate" of Hanover before or after the transaction is effected, the Settlement Shares will not be subject to the holding period requirements of Rule 144(d). Further, it is our opinion that recipients of Settlement Shares which are not "affiliates" of Hanover before or after the settlement transaction is effected may resell such Shares without regard to Rules 144 or 145, recipients of Settlement Shares which are "affiliates" of Hanover (if any) before but not after the Settlement is effected may resell Settlement Shares in compliance with Rule 145(d), and recipients of Settlement Shares which are "affiliates" of Hanover (if any) after the Settlement is effected may resell their Settlement Shares only in compliance with Rule 145(d)(1).

* * *

In view of the foregoing, and assuming the Federal Court approves the Settlement as fair and the procedures otherwise set forth above are followed, it is, and we respectfully request that the Staff issue a no action letter advising us that it will not recommend enforcement action with respect to the following transactions based upon, our opinion that:

(i) the Hanover Settlement Shares may be issued, paid to the Settlement Fund and distributed, through the Settlement Fund, to the plaintiffs and their counsel, without registration under, and pursuant to Section 3(a)(10) of, the Securities Act; and

(ii) the GKH Settlement Shares may be paid to the Settlement Fund and distributed, through the Settlement Fund, to the plaintiffs and their counsel, without registration under, and pursuant to Section 3(a)(10) of, the Securities Act; and

(iii) the Settlement Shares will not be deemed to be "restricted Securities" within the meaning of Rule 144(a)(3) and recipients of Settlement Shares may resell such Shares without regard to Rule 144 unless, after the transaction, they are or, prior to the transaction, they were "affiliates" (within the meaning of Rule 144(a)(1)) of Hanover, in which case they may resell pursuant to Rule 145(d); and

(iv) the Settlement Fund may deliver up to 25% of the Settlement Shares to counsel for the plaintiffs in the Settling Actions without registration under, and in reliance on Section 3(a)(10) of, the Securities Act.

As noted above, the Stipulation was filed with the Federal Court on October 24, 2003. On December 5, 2003, the Federal Court held a hearing at which, among other things, the Federal Court (i) certified the class for settlement purposes, (ii) made preliminary findings that the prerequisites for a class action were met, (iii) approved the form and content of the notices, distribution of the individual notices and proof of claim and release form, and publication of the summary notices, (iv) appointed Gilardi & Company as Claims Administrator, (v) found that the dissemination of the notices in the manner required by the Federal Court's order constitutes the best notice practicable under the circumstances and meets the requirements of Rules 23 and 23.1 of the Federal Rules of Civil Procedure, Section 21(D) of the Exchange Act, Section 3(a)(10) of the Securities Act and due process of law, and constitutes due and sufficient notice, and (vi) set a Settlement Hearing for February 6, 2004. At the February 6, 2004, Settlement Hearing, the Federal Court will hear argument as to whether, among other things, the proposed Settlement is fair, reasonable and adequate and will thereafter decide whether to approve the Settlement.

We note that we understand that any no action letter issued in response to this letter will be based upon the terms of the Settlement as described herein, and that any change to the terms of the Settlement could make the Staff's response inapplicable to the changed circumstances.

In light of this and Hanover's obligations that arise in anticipation of the Settlement hearing (as described in the Stipulation), we would very much appreciate your earliest attention to this matter. If you require any further information or would like to discuss this request, please call me at 202-721-4720 or Kevin Abikoff at 202-721-4770, who is also with this firm. In the event that the Staff believes that it cannot concur in our views, we request the opportunity to discuss the same with you before you respond formally to this request.

Yours very truly,



Kathleen M. Russo

Enclosures